ONE LIBERTY PROPERTIES, INC.
60 Cutter Mill Road
Suite 303
Great Neck, NY  11021

October 12, 2010
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Att:	Jennifer Gowetski, Senior Counsel
Jerard Gibson, Staff Attorney

RE:	One Liberty Properties, Inc. (the “Company”) Form 10-K for the year ended December 31, 2009 File No. 001-09279

Ladies and Gentlemen:

Set forth below the comments issued by the staff in its letter to the Company dated September 28, 2010 and our responses to this comment letter.

Item 2.  Properties

Our Properties, page 27

1.
We note you have provided annualized rent figures on a total basis throughout your tables.  In future filings, please include a separate column disclosing the rent per square foot for your properties.  Please also revise to provide this disclosure based on your effective annual rents or advise.  Please tell us how you intend to comply and confirm you will provide similar disclosure in future filings.

Response:  Please note that, as we discussed, the rental information provided in the relevant tables with respect to all leases as in effect as of December 31, 2009 gives effect to all abatements, concessions and other adjustments to the contractual rental income to be paid by our tenants under such leases.  In our future filings on Form 10-K, we will include in the relevant tables additional disclosure noting whether the rental income presented gives effect to any abatements, concessions or adjustments and will also include a separate column disclosing the rent per square foot.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

2.
In future filings, please provide an overview to address management’s perspective on the risks and challenges facing your company and how management is dealing with these issues, including any risks you face related to the collectability of rents and rent receivables.  In addition, please discuss the impact of the current market on your company.  Please tell us how you intend to comply and include similar disclosure in future filings.

Response:  We note that these issues are addressed throughout various portions of our 10-K.  For example, the risks and challenges facing the Company are addressed under, among other things, the following Item 1A Risks Factors: “If our tenant defaults, if we are unable to re-rent . . .”, “Approximately 60% of our rental revenue is derived . . .,” A significant portion of our 2009 revenues . . . and “The current recession and its consequences . . .”  Our efforts to mitigate these risks and challenges are disclosed under, among other things, Item 1. “Business – Investment Evaluation” and “- Financing, Re-Renting and Disposition of Our Properties.”  Nonetheless, in our future filings, we will provide an overview which addresses management’s perspective on the risks and challenges facing us and how we are dealing with these issues and the prevailing market on our Company.  We anticipate that the form of overview could include, without limitation, the following disclosure (the following is as of December 31, 2009 and is not intended to address developments subsequent to such date):

“Overview

We were organized in 1982 in Maryland.  We are self-administered and self-managed real estate investment trust.  We acquire, own and manage a geographically diversified portfolio of retail (including furniture and office supply stores), industrial, office, flex, health and fitness and other properties, a substantial portion of which are under long-term net leases.  As of December 31, 2009, we owned 71 properties, one of which is vacant, and one of which is a 50% tenancy in common interest.  Our joint ventures owned a total of five properties.  The 76 properties are located in 27 states.

We face a variety of risks and challenges in our business.  As more fully described under Item 1.A. Risk Factors, we, among other things, face the possibility we will not be able to lease our properties on terms favorable to us or at all and that our tenants may not be able to pay their rental and other obligations owing under their leases.  In particular, as a result of the national economic recession, consumer confidence and retail spending declined, which negatively impacted certain of our retail tenants.  As a result, one of our retail tenants went into bankruptcy in 2008 and several of our retail tenants have requested rent relief, lease amendments, and other financial concessions from us due to the deterioration of their financial condition in the present economic environment.  The current recession has presented and continues to present a challenge to our ability to acquire additional properties.  It was more difficult in 2009 and may continue to be difficult to obtain satisfactory mortgage financing.  Further, it is currently contemplated that the availability under our credit facility will be reduced from $62.5 million to $40 million. These conditions may limit our ability to acquire additional properties and grow.

We manage the risk of our real property portfolio by diversifying among types of properties and industries (i.e. retail, industrial, office, and other properties), tenant identity (no tenant accounted for more than 12% of our 2009 rental revenue), geography (2010 contractual rental income exceeds 10% from properties in only two states), and lease expiration dates (through 2018, there are only two years in which the percentage of our contractual rental income represented by expiring leases exceeds 10% of our 2010 contractual rental income and more than 44% of our 2010 contractual rental income is represented by leases expiring in 2019 and thereafter).  We address the risk of tenant non-payments through a variety of approaches, each tailored to the applicable situation. Generally, based on our assessment of the credit risk posed by our tenants, we monitor a tenant’s financial condition through one or more of the following actions: reviewing tenant financial statements, obtaining other tenant related financial information, regular contact with tenant’s representatives, tenant credit checks and regular management reviews of our tenants.  In acquiring properties, we balance an evaluation of the terms of the leases and the credit of the existing tenants with a fundamental analysis of the real estate to be acquired, which analysis takes into account, among other things, the estimated value of the property, local demographics and the ability to re-rent or dispose of the property on favorable terms upon lease expiration or early termination.”

Contractual Obligations, page 42

3.
We note your disclosure on page 43 regarding your non-recourse mortgages subject to certain carve-outs.  Please briefly revise future filings to describe what you mean by “subject to certain carve-outs.” Please tell us how you intend to comply and confirm you will include similar disclosure in future filings.

Response:  The term “standard carve-outs” refers to recourse items to an otherwise non-recourse mortgage and are customary to mortgage financing.   While carve-outs vary from lender to lender and transaction to transaction, the carve-outs may include, among other things, environmental liabilities, the sale, financing or encumbrance of the property in violation of loan documents, damage to property as a result of intentional misconduct or gross negligence, failure to pay valid taxes and other claims which could create liens on property and the conversion of security deposits, insurance proceeds or condemnation awards.  We will, in our future 10-K filings, indicate that the foregoing may be among the types of exceptions contemplated by the phrase “standard carve-outs.”

Item 15.  Exhibits and Financial Statement Schedules, page 50

4.
We note that revenues derived from a master lease with Haverty Furniture Companies, Inc. accounted for 11.9% of your aggregate annual gross revenues for the year ended December 9, 2009 and that revenues derived from leases with Office Depot, Inc. accounted for 10.9% of your 2009 rental income and will account for 11.1% of your 2010 contractual rental income.  Please file these leases as exhibits to your next periodic report, or tell us why you believe they are not required to be filed.  Refer to Item 601(b)(10) of Regulation S-K.

Response:  The filing of these leases is not required by Item 601(b)(10) of Regulation S-K.  Item 601(b)(10)(ii)(B) requires the filing of contracts upon which the registrant’s business is substantially dependent “as is the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements . . .”  (emphasis supplied).  As the leases with each of Haverty and Office Depot account for less than 12% of our aggregate gross revenues and rental income, none of these leases constitute the sale of a major part of our products and services, and the filing of these leases as exhibits is not required.  (We also note that with respect to the Office Depot leases, there are ten separate leases, each of which is substantially identical to the others, other than with respect to the property specific features).

Filing of these leases is not required by items 601(b)(10)(ii)(A) and (iii) because the counter-parties to these leases are unrelated to our executive officers and directors.  Further, filing of these leases is not required by Item 601(b)(10)(ii)(D) inasmuch as such section only applies to lessors - not lessees.  Finally, Item 601(b)(10)(i) does not require the filing of these leases inasmuch as, among other things, they are entered into in the ordinary course of our business.

We also note that Haverty and Office Depot are both reporting issuers and information regarding the financial condition of those companies is publicly available.

Signatures

5.
The Form 10-K must be signed by your controller or principal accounting officer in accordance with General Instruction D(2)(a) to Form 10-K.  Please tell us who serves in that capacity and confirm that you will identify your controller or principal accounting officer on the signature page in your future filings.

Response: Karen Dunleavy serves as our Chief Accounting Officer and we hereby confirm that we will identify the principal accounting officer on the signature page of our future filings.

The Company hereby confirms that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

One Liberty Properties, Inc.

By: /s/ Patrick J. Callan, Jr.
Patrick J. Callan, Jr., President and
Chief Executive Officer

cc:	Simeon Brinberg
David W. Kalish
Lawrence Ricketts